SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                               (Amendment No. ___)

                       INDIANAPOLIS POWER & LIGHT COMPANY
                                (Name of Issuer)

                            IPALCO ENTERPRISES, INC.
                        (Name of Person Filing Statement)

                Title                            CUSIP Number
     Cumulative Preferred Stock
              - 4% Series                        455434 20 9
              - 4.20% Series                     455434 88 6
              - 4.60% Series                     455434 40 7
              - 4.80% Series                     455434 80 3
              - 6% Series                        455434 30 8
              - 8.20% Series                     455434 60 5
                 (Title and CUSIP Number of Class of Securities)

                              Bryan G. Tabler, Esq.
                  Vice President, Secretary and General Counsel
                            IPALCO Enterprises, Inc.
                               One Monument Circle
                           Indianapolis, Indiana 46204
                                 (317) 261-5134

                                 with a copy to:
                            Steven W. Thornton, Esq.
                               Barnes & Thornburg
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                                 (317) 231-7292
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

                           On or About August 29, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            Calculation of Filing Fee

                  Transaction Valuation*            Amount of Filing Fee
                  $47,082,160.00                    $9,416.43

* Solely for purposes of  calculating  the filing fee and  computed  pursuant to
Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each class of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement filed as Exhibit 99.(a)(1) hereto. The purchase price per share for the outstanding shares will be based on a formula utilizing the 30-year Treasury Bond rate at the commencement of the Offer. The above transaction value is based on the formula utilizing the 30-year Treasury Bond rate as of July 28, 1997. Any adjustments to the filing fee will be made upon filing an Amendment to this Schedule 13E-4 upon commencement of the Offer.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $9,416.43

Form or Registration No.: Schedule 13E-3

Filing Party: IPALCO Enterprises, Inc.

Date Filed: August 8, 1997

ITEM 1.  Security and Issuer.

(a) Incorporated herein by reference to the information appearing on the front cover of the Offer to Purchase and Proxy Statement, dated _____________, 1997, filed as Exhibit 99.(a)(1) to this Issuer Tender Offer Statement on Schedule 13E-4 (the "Offer to Purchase and Proxy Statement"), and to information appearing under the caption "Proposed Amendment and Proxy Solicitation --
Financial and Other Information Relating to IPL" in the Offer to Purchase and Proxy Statement.

(b) Incorporated herein by reference to the information appearing on the front cover of the Offer to Purchase and Proxy Statement, and to the information appearing under the captions "Terms of the Offer -- Number of Shares; Purchase Prices; Expiration Date; Dividends" and "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement.

(c) Incorporated herein by reference to the information appearing under the caption "Price Range of Shares; Dividends" in the Offer to Purchase and Proxy Statement.

(d) IPALCO Enterprises, Inc., an Indiana corporation ("IPALCO"), is the person filing this statement and is the parent holding company of the Issuer, Indianapolis Power & Light Company ("IPL"). IPALCO's principal office is at One Monument Circle, Indianapolis, Indiana 46204.

ITEM 2.  Source and Amount of Funds or Other Consideration.

(a) Incorporated herein by reference to the information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase and Proxy Statement.

(b) Incorporated herein by reference to the information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase and Proxy Statement.

ITEM 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         Incorporated herein by reference to the information appearing under the captions "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of IPALCO and IPL After the Offer" and "Proposed Amendment and Proxy Solicitation -- Reasons for the Proposed Amendment" in the Offer to Purchase and Proxy Statement.

ITEM 4.  Interest in Securities of the Issuer.

         Incorporated herein by reference to the information appearing under the caption "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement.

ITEM 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.


         Incorporated herein by reference to the information appearing under the caption "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement.

ITEM 6.  Persons Retained, Employed or to be Compensated.

         Incorporated herein by reference to the information appearing under the caption "Fees and Expenses Associated with the Offer" in the Offer to Purchase and Proxy Statement.

ITEM 7.  Financial Information.

(a) Incorporated herein by reference to the financial statements included in the Annual Report on Form 10-K for the year ended December 31, 1996 of IPL and the Quarterly Reports on Form 10-Q for the six month periods ended June 30, 1997 (to be filed by IPL by August 14, 1997) and June 30, 1996 of IPL referenced hereto as Exhibits 99.(g)(1), 99.(g)(2) and 99.(g)(3), respectively, and to the information appearing under the caption "Summary of Consolidated Financial Information" in the Offer to Purchase and Proxy Statement.

(b)      Not applicable.

ITEM 8.  Additional Information.

(a)      Not applicable.

(b) Incorporated herein by reference to the information appearing under the caption "Special Factors -- Certain Legal Matters; Regulatory Approvals; Dissenters' Rights" and "Terms of the Offer -- Certain Conditions of the Offer" in the Offer to Purchase and Proxy Statement.

(c)      Not applicable.

(d)      Not applicable.

(e)      See Exhibits 99.(a)(1) and 99.(a)(2).

ITEM 9.  Material to be Filed as Exhibits.

Exhibit No.                               Description

99.(a)(1)         Offer to Purchase and Proxy Statement, dated __________, 1997.

99.(a)(2)         Letter of Transmittal and Proxy.

99.(a)(3)         Notice of Guaranteed Delivery and Proxy.


99.(a)(4)         Notice of Special Meeting of Shareholders

99.(a)(5)         Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees. *

99.(a)(6)         Form of Letter to Clients of  Brokers,  Dealers,  Commercial
                  Banks,  Trust  Companies  and Other Nominees. *

99.(a)(7)         Letter to Shareholders, dated _________, 1997.

99.(a)(8)         Summary Advertisement, dated __________, 1997. *

99.(a)(9)         Press Release, dated ___________, 1997. *

99.(b) Credit Agreement, dated April 8, 1997, by and among IPALCO, Bank One, Indiana, N.A., National City Bank of Indiana and the First National Bank of Chicago, previously filed with the SEC by IPALCO as Exhibit 99.1 to the Quarterly Report on Form 10-Q for the three month period ended March 31, 1997, incorporated by reference to SEC File No. 001-08644.

99.(c)            Not applicable.

99.(d)            Not applicable.

99.(e)            Not applicable.

99.(f)            Not applicable.

99.(g)(1)         Annual  Report on Form 10-K for the year  ended  December  31,
                  1996, filed by IPL,  incorporated by reference to SEC File No.
                  001-03132.

99.(g)(2)         Quarterly  Report on Form 10-Q for the six month  period ended
                  June 30, 1997, to be filed by IPL by August 14, 1997, incorporated by reference to SEC File No. 001-03132.

99.(g)(3)         Quarterly  Report on Form 10-Q for the six month  period ended
                  June 30, 1996, filed by IPL,  incorporated by reference to SEC
                  File No. 001-03132.

------------

*        To be filed by amendment.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 1, 1997          IPALCO ENTERPRISES, INC.



                               By:      /s/ Bryan G. Tabler
                                        ------------------------------
                                        Bryan  G.  Tabler,  Vice  President,
                                        Secretary  and General Counsel